**AM 3/5/2003

Vo 3/7/03

03014493

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 41331

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Independence Capital Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6594 Brecksville Road
(No. and Street)

Independence	Ohio	44131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Campanella (216) 642-1111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCurdy & Associates CPA's, Inc.
(Name – *if individual, state last, first, middle name*)

27955 Clemens Road	Westlake	Ohio	44145
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 4 2003
WASH, D.C.
155

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 2 0 2003

OATH OR AFFIRMATION

I, Robert Campanella, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Independence Capital Co., Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

President

Title

Notary Public

DONALD S. SAWYER
Notary Public for the State of Ohio
My Commission Expires November 25, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
and Additional Information

Independence Capital Co., Inc.

For the Year Ended December 31, 2002
With Report of Independent Auditors

Independence Capital Co., Inc.
Financial Statements and Additional Information
For the Year Ended December 31, 2002

CONTENTS

McCurdy
& Associates
CPA's, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Report of Independent Auditors

To The Board of Directors
Independence Capital Co., Inc.

We have audited the accompanying statement of financial condition of Independence Capital Co., Inc., an S corporation, as of December 31, 2002, and the related statement of income, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Independence Capital Co., Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McCurdy + Associates CPA's, Inc.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
February 25, 2003

Independence Capital Co., Inc.
Statement of Financial Condition
December 31, 2002

Assets	
Current assets	
Cash	$37,264
Commissions receivable	42,667
Total current assets	79,931
Long-term investments	5,614
Office equipment, net of accumulated depreciation of $7,975	2,754
Goodwill	9,460
Total assets	$97,759
Liabilities and stockholder's equity	
Current liabilities	
Commissions payable	$ 7,511
Accrued payroll taxes	697
Accrued expenses	2,773
Total current liabilities	10,981
Stockholder's equity	
Common stock-No par value, 750 shares authorized, 100 shares issued and outstanding	500
Additional paid-in capital	60,866
Retained earnings	25,412
Total stockholder's equity	86,778
Total liabilities and stockholder's equity	$97,759

The accompanying notes are an integral part of these financial statements.

Independence Capital Co., Inc.
Statement of Income
For The Year Ended December 31, 2002

Revenues	
Commissions-registered representatives	$355,916
Management fees	4,372
Unrealized loss on securities	(2,971)
Dividends and interest	1,887
Other income	1,453
	360,657
Expenses	
Commissions, salaries and payroll taxes	290,813
Professional fees	24,640
Insurance	10,217
Rent and utilities	10,550
Fees and registrations	3,269
Depreciation	1,086
Other expenses	23,212
	363,787
Income (Loss) before income taxes	(3,130)
Provision for income taxes	0
Net Loss	($ 3,130)

The accompanying notes are an integral part of these financial statements.

Independence Capital Co., Inc.
Statement of Stockholder's Equity
For The Year Ended December 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Beginning Balance	$500	$56,866	$66,342	$123,708
Net loss	-	-	(3,130)	(3,130)
Contributions	-	4,000	-	4,000
Distributions	-	-	(37,800)	(37,800)
Ending Balance	$500	$60,866	$25,412	$ 86,778

The accompanying notes are an integral part of these financial statements.

Independence Capital Co., Inc.
Statement of Cash Flows
For The Year Ended December 31, 2002

Cash flows from operating activities	
Net loss	($ 3,130)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,086
Unrealized depreciation of investments	2,971
Changes in:	
Commissions receivable	(22,823)
Prepaid expenses	1,642
Commissions payable	(2,926)
Accrued payroll taxes	(330)
Accrued expenses	2,508
Net cash (used) provided by operating activities	(21,002)
Cash flows from investing activities	
Cost of long term investments distributed	37,800
Net cash (used) provided by investing activities	37,800
Cash flows from financing activities	
Additional paid in capital	4,000
Distributions to shareholders	(37,800)
Net cash (used) provided by financing activities	(33,800)
Net increase (decrease) in cash	(17,002)
Cash at beginning of year	54,266
Cash at end of year	$ 37,264

The company paid $990 in income taxes and no interest during 2002.

The accompanying notes are an integral part of these financial statements.

Independence Capital Co., Inc.
Notes to Financial Statements
For The Year Ended December 31, 2002

Note A – Summary of Significant Accounting Policies

Business

Independence Capital Co., Inc. was incorporated on March 20, 1989 in the State of Ohio for the purpose of acting as a securities broker/dealer. The financial statements have been prepared in conformity with generally accepted accounting principles.

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Restricted Cash

The company has $30,000 on deposit with Fiserv Securities, Inc. pursuant to its clearing agreement.

Cash and Cash Equivalents

The company considers cash on deposit and money market funds to be cash. The funds are highly liquid and readily accessible by the company.

Investment in Securities

Marketable securities are carried at market value. The resulting difference between cost and market value is included in income. Security transactions are recorded on a settlement date basis. Realized gains or losses are calculated using the specific identification method. Investments at December 31, 2002 consist of the following:

	Cost	Market Value
Common stock	$8,585	$5,614
Total	$8,585	$5,614

Unrealized loss on investments of $2,971 is reported in the Statement of Income.

Depreciation

The company uses the accelerated cost recovery method of depreciation for both financial and tax reporting purposes. The difference between straight line and the accelerated depreciation method is not material to the financial statements taken as a whole.

Note A – Summary of Significant Accounting Policies (cont.)

Income Taxes

As of January 1, 1991, the company elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and is not subject to federal or state income taxes which are the responsibility of the stockholders.

Commissions Receivable

Receivables from clearing broker and other broker-dealers is recorded at the amount expected to be collected with no allowance for doubtful accounts. This policy reflects historical performance and projected trends.

Note B - Net Capital Requirements

The company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the company had net capital of $42,000 which was $8,000 in deficit of its required net capital of $50,000. The company's net capital ratio was .08 to 1.

The company satisfied the notice requirements of SEC Rule 17a-11(g) on February 20, 2003, in regard to its net capital deficiency. At that date, the officers of the company agreed to supply capital necessary to bring the company into net capital compliance.

Note C - Pension Plan

The company maintains a discretionary benefit plan covering substantially all its employees. Contributions are determined as a percentage of each covered employee's salary. There was no contribution to the plan for the year ended December 31, 2002.

Note D - Leases

The company leases its main office for $716 per month from an unrelated party pursuant to a month-to-month operating lease. Rent expense was $8,592 in 2002.

Note E - Related Party Transactions

The company has retained the certified public accounting firm of a 50% owner to provide administrative, accounting, and monthly compilation services at the rate of $1,350 per month. Payments for these professional services amounted to $15,350 for 2002.

Independence Capital Co., Inc.

**Additional Information
Pursuant to Rule 17A-5 of the
Securities Exchange Act of 1934**

December 31, 2002

Schedule I

Independence Capital Co., Inc.
Computation of Net Capital
December 31, 2002

Computation of net capital	
Total stockholder's equity	$86,778
Deductions and charges:	
Non allowable assets:	
Office equipment, net	2,754
Commissions receivable – house 12b(1) fees	30,815
Goodwill	9,460
Net capital before haircuts on security positions	43,749
Haircuts on securities:	1,749
Net capital	$42,000
Computation of basic net capital requirement	
Net capital requirement (6 2/3% of aggregate indebtedness)-rounded to 6.67%	$ 231
Minimum dollar requirement	$50,000
Net capital deficit	$(8,000)
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$41,769
Computation of aggregate indebtedness	
Total liabilities	$ 3,470
Ratio of aggregate indebtedness to net capital	.08 to 1

Independence Capital Co., Inc.
Statement Pursuant to Rule 17a-5(d)(4)
December 31, 2002

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the company's unaudited Form X-17a-5 as of December 31, 2002 filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation is as follows:

	December 31, 2002
Net capital, as reported in company's form X-17a-5, Part IIA	$61,344
Net audit adjustments	(19,344)
Net capital, as reported in Schedule I	$42,000

Inasmuch as Independence Capital Co., Inc. is operating as a fully-disclosed broker/dealer and does not carry customer accounts, the following supporting schedules are not applicable:

A. Computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3.

B. Information relating to the possession or control requirements under Rule 15c3-3.

McCurdy
& Associates
CPA's, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Independent Auditors' Supplementary Report on Internal Control

The Board of Directors
Independence Capital Co., Inc.

In planning and performing our audit of the financial statements of Independence Capital Co., Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and

recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McCurdy & Associates CPA's, Inc.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
February 25, 2003